Exhibit 99.1

Allot Communications Announces Approval of Dual Listing on the Tel-
Aviv Stock Exchange

--Welcoming ceremony to be held at the TASE Visitor Center on
 December 20, 2010

Boston, MA – November 29, 2010 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, announced today that the Tel-Aviv Stock Exchange (“TASE”) has approved the dual listing of the Company’s ordinary shares on the TASE beginning at market open on December 21,  2010, under the ticker symbol ALTT.  The Company’s ordinary shares will continue to be listed on the NASDAQ Global Select Market in the United States, and Allot will remain subject to the rules and regulations of NASDAQ and of the U.S. Securities and Exchange Commission.

Allot will host a welcoming ceremony on December 20,   2010 at 09:30 AM Israel time at the Tel-Aviv Stock Exchange Visitor Center at 54 Ahad Ha’am Street, Tel Aviv.  Rami Hadar, president and CEO of Allot, and Nachum Falek, CFO, will speak and will be available for questions.

“We are very pleased to welcome Allot to the Tel-Aviv Stock Exchange, where the company joins an increasing number of dual-listed high-tech companies,” said Ester Levanon, CEO of the Tel-Aviv Stock Exchange.

 “The TASE is the home of Israel’s innovative and growing companies.

Allot  joins some 140 high-tech listed companies which reflects the strong position of the Tel-Aviv Stock Exchange in the Hi-Tech and biotech industries

We are confident that the dual listing will enable Allot to increase its exposure to Israeli investors, enjoy expanded trading hours and facilitate quick and easy investor access to the Company’s shares.”

 “We are pleased to join the TASE with this new dual listing,” said Rami Hadar. “While we have been considering this step for a long time, recently we have seen a significant increase in interest in Allot among Israel’s large and sophisticated institutional investors.  We believe that this step will continue to expand our exposure to the Israeli investment community, as well as provide trading access for European investors during regular European business hours.”

Allot, with a market capitalization of approximately $180 million, is expected to become part of the Tel-Tech 15 index and the Mid-Cap 50 index using the TASE’s fast track system. This enables dual-listed companies to enter the leading stock exchange indices shortly after they have been dual-listed.

Trading on the TASE occurs Sunday through Thursday from 9:45 AM to 4:30 PM Israel time, except on TASE trading holidays. Through the Dual Listing Law that took effect in October 2000, U.S.-listed companies may dual-list on the TASE without any additional regulatory requirements. TASE links to the U.S. markets with a direct link to DTC, a subsidiary of the Depository Trust & Clearing Corporation, which facilitates the trading of dually-listed securities.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions for fixed and mobile broadband operators and large enterprises. Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and maximizing revenue in broadband networks.  For more information, please visit
 http://www.allot.com.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com